Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated January 11, 2018
Registration No. 333-221705

ConnectOne Bancorp, Inc.

$75,000,000
5.20% Fixed-to-Floating Rate Subordinated Notes due February 1, 2028

PRICING TERM SHEET

Issuer:	ConnectOne Bancorp, Inc. (NASDAQ: CNOB)

Security:	5.20% fixed-to-floating rate subordinated notes due February 1, 2028 (the “Notes”)

Security Rating:*	BBB- by Kroll Bond Rating Agency

Principal Amount:	$75,000,000

Pricing Date:	January 11, 2018

Settlement Date:	January 17, 2018 (T+3)

Stated Maturity Date:	February 1, 2028

Interest Payment Dates:	Interest on the Notes will be payable on February 1 and August 1, of each year, through but excluding February 1, 2023, and thereafter February 1, May 1, August 1 and November 1 of each year through the Stated Maturity Date, unless in any case previously redeemed.

The first interest payment will be made on August 1, 2018.

Interest Payment Record Dates:	The interest payable on any fixed rate interest payment date will be paid to the holder in whose name a Note is registered at the close of business on the January 15 and July 15 (whether or not a business day) immediately preceding such fixed rate interest payment date. The interest payable on any floating rate interest payment date will be paid to the holder in whose name a Note is registered at the close of business on the January 15, April 15, July 15 and October 15 (whether or not a business day) immediately preceding such floating rate interest payment date.

Interest Rate:	Unless previously redeemed, the Notes will bear interest (i) from, and including, the original issue date to, but excluding, February 1, 2023, at a fixed rate equal to 5.20% per year and (ii) from, and including, February 1, 2023, at an annual floating rate equal to three-month LIBOR, as determined quarterly on the determination date for the applicable interest period, plus 284 basis points (2.84%).

Day Count Convention:	30/360 to but excluding February 1, 2023, and, thereafter, a 360-day year and the number of days actually elapsed.

Price to Public:	100% of Principal Amount

Optional Redemption:	Subject to obtaining prior approval of the Federal Reserve, to the extent that such approval is then required, the Issuer may, at its option, beginning with the Interest Payment Date of February 1, 2023, and on any scheduled Interest Payment Date thereafter, redeem the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus any accrued and unpaid interest to, but excluding, the redemption date. Any partial redemption will be made by lot in accordance with DTC’s applicable procedures.

In addition, in certain circumstances the Issuer may have the option to redeem the Notes upon the occurrence of events described in the prospectus supplement under the heading “Description of the Notes—Optional Redemption and Redemption Upon Special Events.”

Subordination:	The Notes will be subordinate in right of payment to all senior indebtedness of the Issuer as described in the preliminary prospectus supplement and the accompanying prospectus.

Use of Proceeds:	General corporate purposes

Denominations:	$2,000 minimum denomination and $1,000 integral multiples thereof.

CUSIP / ISIN:	20786WAD9 / US20786WAD92

Sole Book-Running Manager:	Keefe, Bruyette & Woods, A Stifel Company

Co-Managers:	Piper Jaffray & Co. Raymond James & Associates, Inc.
____________________

* Note: A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating agency has its own methodology for assigning ratings and, accordingly, each rating should be evaluated independently of any other rating.

The Issuer has filed a registration statement (including a preliminary prospectus supplement and an accompanying prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the final prospectus supplement (when available) and the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, you may obtain a copy of the prospectus by contacting Keefe, Bruyette & Woods, A Stifel Company at 787 Seventh Avenue, Fourth Floor, New York, NY 10019 or by calling 1-800-966-1559.